                                            Filed by Go2Net, Inc.
                                            Pursuant to Rule 425 Under the Securities Act of 1933
                                            And Deemed Filed Pursuant to Rule 14a-12 Under the
                                               Securities Exchange Act of 1934
                                            Subject Company:  Go2Net, Inc. (Commission File No.
                                               001-12883)

A.       JULY 26, 2000 PRESS RELEASE

INFOSPACE BECOMES THE FIRST GLOBAL INFRASTRUCTURE COMPANY TO LEAD THE CONVERGENCE OF THE INTERNET, WIRELESS AND BROADBAND THROUGH MERGER WITH GO2NET

 InfoSpace will become the leading company delivering the applications and technology infrastructure that defines how people conduct commerce, interact with information, communicate and manage their lives across all platforms

BELLEVUE, WA and SEATTLE, WA July 26, 2000 - InfoSpace (Nasdaq: INSP), a leading global provider of merchant and consumer infrastructure services on wireless and other platforms, and Go2Net, Inc. (Nasdaq: GNET), one of the Internet's leading providers of applications and technology infrastructure for both narrowband and broadband, today announced a strategic merger to create the industry's first leading infrastructure services company to deliver an end-to-end integrated platform of applications and technologies for today's rapidly converging media platforms including narrowband and broadband PCs, TVs, PDAs, pagers, cellular phones and other Web appliances. This transaction brings together two infrastructure leaders whose services enable its partners to create a unified experience for consumers to conduct commerce, access information, communicate and manage their lives across all platforms and provides the applications and technologies to take merchants through the entire lifecycle of commerce on any device.

TRANSACTION HIGHLIGHTS
o Accelerates growth opportunities through product synergies. For example, InfoSpace can now take merchants through the entire lifecycle of a commerce transaction from building an Internet presence through driving sales by delivering targeted electronic promotions and now through completing the transaction using Go2Net's payment processing platform.
o With the addition of Go2Net's merchant base of 1.1 million, InfoSpace now has a combined merchant base of almost two million merchants and enables cross selling of enhanced feature functionality.
o Enables InfoSpace to tap into the broadband market by offering new broadband applications such as interactive games and other entertainment services. Go2Net's multi-player gaming platform is being used by leading gaming companies, such as Hasbro, to deliver interactive games from leading brands such as Milton Bradley, Parker Brothers and Atari, across all networks, including broadband.
o Allows other entertainment services to be offered including video integration services, or the ability for users to personalize their TV programming with information that is relevant to them. For example, a user watching a financial television program will be able to personalize the stock ticker on their screen to reflect their personal portfolio of stocks.
o InfoSpace will be able to upsell an expanded platform of integrated consumer services to its telecommunications partners such as Verizon and SBC to enable the delivery of a unified and personalized experience across narrowband, broadband (including DSL) and wireless. The new services will include new integrated search services to help consumers easily and quickly find the information they need on any device.
o The combined company brings together a world-class management team with a depth of experience in providing leading-edge infrastructure services.
o The company will assume the name InfoSpace, Inc., and this transaction will be immediately accretive in all of InfoSpace's financial areas.

Under the agreement, InfoSpace will issue 1.82 shares of InfoSpace common stock for each share of Go2Net common stock. The transaction has been approved by both companies' Boards of Directors and is subject to approval by InfoSpace and Go2Net shareholders. The merger is expected to close in the fourth quarter of 2000, subject to customary conditions, including obtaining necessary regulatory approvals. Vulcan Ventures (the investment vehicle of Paul G. Allen), Russell C. Horowitz (Chairman and CEO of Go2Net) and other Go2Net executive management, have agreed to vote their shares, representing approximately 40% of Go2Net's outstanding stock, in favor of the merger. Naveen Jain (Chairman of InfoSpace) and other InfoSpace board members have agreed to vote their shares, representing approximately 40% of InfoSpace's outstanding stock, in favor of the merger.

"Today marks another historic milestone in the history of the rapid evolution of InfoSpace," said Arun Sarin, CEO, InfoSpace. "InfoSpace's leadership in technology development and assets, strength of management team and blue-chip partner network will enable the combined company to dramatically enhance our partners' access to the broadest selection of integrated infrastructure services in the world and create the premier global company that delivers the services that are fundamentally changing how people around the world communicate, access information, conduct commerce and manage their lives across rapidly converging media platforms such as wireless, DSL and broadband."

"I originally invested in Go2Net because they offer superior technology and share my vision for the broadband world," said Paul G. Allen, chairman of Vulcan Ventures Inc. "Combining these companies will create an unparalleled cross-platform infrastructure company. We consider this to be very strategic to our overall vision for the Wired World, and look forward to a mutually beneficial long-term relationship."

"Now is the time to create a company that will be the leading provider of mission-critical infrastructure technologies in the wireless, narrowband and broadband worlds," said Russell C. Horowitz, Go2Net Chairman and CEO. "InfoSpace saw the wireless revolution coming years ago and successfully positioned itself to capitalize on the enormous growth in the global wireless market. Combined with Go2Net's industry leading applications and infrastructure technologies for both broadband and narrowband, InfoSpace and Go2Net are creating the next-generation infrastructure company, with a differentiated strategic vision and business model."

"The next big growth area for InfoSpace is the delivery of our platform of services over broadband, enabling today's unified communications companies to deliver one integrated user experience across all devices and all networks," said Naveen Jain, Chairman, InfoSpace. "By integrating these two companies, InfoSpace will be uniquely positioned to speed the development of the interactive medium from wireless to DSL to broadband- and the growth of all our businesses. The new company will provide an important new platform for broadband services and drive further subscriber growth across all mediums."

WIRELESS

InfoSpace currently has access to 88% of the North American cellular subscriber market today with relationships that include leading carriers such as Verizon, SBC Wireless and AT&T Wireless and has partnerships in more than 11 international markets. On wireless devices, the combined company will be able to offer InfoSpace's current offerings such as mobile commerce, electronic delivery of promotions that can used online and offline and UPC-code based shopping and integrate new services such as Go2Net's games offerings, payment processing platform and other merchant services. InfoSpace's platform can be delivered on any wireless device regardless of standards, protocols or transports, including palm devices, smart phones, pagers, and SMS phones.

BROADBAND
The combined company will leverage Go2Net's existing relationships to achieve future broadband distribution of PC and TV applications and services. This will provide InfoSpace with critical broadband distribution for its existing consumer and merchant services. The company plans to leverage its existing broadband and wireless relationships to become a global leader in providing high-quality services to multiple broadband providers, including DSL providers, MSOs and satellite communications companies. In addition, InfoSpace will also be working with new partners, such as production companies, to integrate its `anywhere commerce' functionality that will enable viewers to find and purchase products and services that are seen on devices, including their TV's. For example, viewers watching a TV program could find and purchase an item that a character may be wearing on that show.

MERCHANT SERVICES
InfoSpace has developed an extensive network of merchants through its deep relationships with regional bell operating companies such as Qwest, BellSouth and Verizon, leading merchant banks such as American Express and Bank of America, and other local media networks such as Knight Ridder that enable local product and service-based merchants to conduct commerce and reach consumers via any device. These include unique services such as the ability to deliver electronic promotions to consumers on mobile devices that can be used online or offline in a physical store and the ability to offer single click purchasing. This service will be augmented with Go2Net's small business assets: HyperMart's more than one million member businesses, and Authorize.Net's more than 82,000 payment processing platform merchants. Go2Net's merchants are on pace to process more than $1 billion in transactions through Authorize.Net in 2000. This will be integrated and extended to InfoSpace's current merchant network of more than 600,000 merchants.

CONSUMER
InfoSpace has also established an extensive distribution of more than 3,100 Web sites including 4 of the top 5 most trafficked sites including AOL and MSN, reaching more than 92% of all Internet users. InfoSpace is now able to extend its leading infrastructure services by integrating Go2Net's leading search properties to offer its partners and end-to-end solution for users to communicate, find and access information, collaborate, conduct commerce and otherwise manage their lives on any device. In addition, InfoSpace will be offering new entertainment services by integrating Go2Net's multi-player gaming platform that is now being used by leading gaming companies, such as Hasbro, to deliver multi-player games from leading brands such as Milton Bradley, Parker Brothers and Atari, across all networks, including broadband.

Upon completion of the merger, Naveen Jain will serve as chairman of InfoSpace, Arun Sarin will serve as vice-chairman and chief executive officer, and Russell
C. Horowitz, will serve as vice-chairman and president.

Morgan Stanley acted as financial advisor to InfoSpace, and Merrill Lynch acted as financial advisor to Go2Net on this merger.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by InfoSpace and Go2Net. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from InfoSpace or Go2Net.

InfoSpace and its executive officers and directors may be deemed to be participants in the solicitation of proxies from InfoSpace's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in InfoSpace's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 25, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from InfoSpace.

Go2Net and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Go2Net with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Go2Net's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 28, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Go2Net.

ABOUT GO2NET, INC.
Go2Net (HTTP://WWW.GO2NET.COM/) is one of the Internet's leading providers of Internet applications and infrastructure technologies for both narrowband and broadband devices. The Go2Net Network features many of the Internet's leading destinations, including MetaCrawler, Silicon Investor, the HyperMart Network, PlaySite, Dogpile and 100Hot. Go2Net's HyperMart Network offers small business hosting and e-commerce solutions to more than one million members worldwide. Go2Net's Authorize.Net payment processing platform enables more than 82,000 merchants to securely process transactions online. Go2Net licenses its applications and technologies to strategic partners such as Hasbro, National Discount Brokers, Allegiance Telecom and Digeo Broadband, a joint venture among Go2Net, Charter Communications and Vulcan Ventures.

ABOUT INFOSPACE
InfoSpace is a leading global Internet information infrastructure services company. InfoSpace provides commerce, information and communication infrastructure services to wireless devices, merchants and Web sites. InfoSpace's affiliates include a network of wireless and other non-PC devices including PCs, cellular phones, pagers, screen telephones, television set-top boxes, online kiosks, and personal digital assistants. These include relationships with AT&T Wireless, Intel, Ericsson, Nokia, Mitsui and Acer America. InfoSpace's affiliate network also consists of more 3,000 Web sites that include AOL, Microsoft, Disney's GO Network, NBC's Snap, Lycos, Go2Net Inc., DoubleClick, Dow Jones (The Wall Street Journal Interactive Edition) and ABC LocalNet, among others.

This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the company's ability to grow its user and customer base. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the company's limited operating history, the competitive environment in which the company competes, the early stage of the Web as an advertising and electronic commerce medium, the company's dependence on advertising, sponsorship, licensing and commerce revenues, the company's dependence on strategic relationships to drive traffic to its Web sites, consumer acceptance of the company's new products and services, the company's ability to develop and integrate new technologies and services into its existing services and into new platforms, such as broadband, and the increased use of the Web for commerce. More information about the potential factors that could affect the company's business and financial results is included in the company's Annual Report on Form 10-K for the year ended September 30, 1999, and Quarterly Report on Form 10-Q for the quarters ended December 31, 1999 and March 31, 2000, which are on file with the Securities and Exchange Commission. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the businesses will not be integrated successfully; costs related to the merger; failure of the Go2Net stockholders to approve the merger; and the inability to obtain, or meet conditions imposed for, governmental approvals for the merger.

This release contains forward-looking statements relating to the development of InfoSpace's products and services and future operating results that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. These risks include but are not limited to those associated with the difficulties in successfully integrating InfoSpace's and Go2Net's businesses and technologies; costs related to the merger; failure to obtain required stockholder or regulatory approvals of the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees and difficulty of managing a larger organization. Factors that could affect InfoSpace's actual results include the progress and costs of the development of our products and services and the timing of market acceptance of those products and services. A more detailed description of certain factors that could affect actual results include, but are not limited to, those discussed in InfoSpace's Annual Report on Form 10-K, in the section entitled "Factors Affecting InfoSpace's Operating Results, Business Prospects and Market Price of Stock." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. InfoSpace undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

B.       INFOSPACE, INC. SECOND QUARTER 2000 EARNINGS RELEASE

 INFOSPACE REPORTS RECORD SECOND QUARTER RESULTS AND ANNOUNCES PLANS TO ACQUIRE
                LEADING BROADBAND INFRASTRUCTURE COMPANY GO2NET

BELLEVUE, WASH. - JULY 26, 2000 - InfoSpace, Inc. (NASDAQ:INSP), a leading global provider of infrastructure services for wireless devices, merchants and Web sites, today announced second quarter results.

FINANCIAL HIGHLIGHTS:
     o    REVENUES GROW THREE-FOLD TO $24.6 MILLION
     o COMMITTED REVENUE BACKLOG INCREASES TO $98 MILLION FOR THE NEXT FOUR QUARTERS
     o    TRANSACTION, SUBSCRIPTION AND COMMERCE REPRESENT 90% OF TOTAL REVENUES
     o EARLY INDICATIONS FOR WIRELESS INTERNET SUBSCRIBER GROWTH RATES EXCEEDING ALL EXPECTATIONS
     o    88% WIRELESS CARRIER MARKET SHARE IN THE UNITED STATES
     o CREATING THE FIRST GLOBAL INFRASTRUCTURE COMPANY THAT DELIVERS THE SERVICES THAT ARE FUNDAMENTALLY CHANGING HOW PEOPLE AROUND THE WORLD COMMUNICATE, ACCESS INFORMATION, CONDUCT COMMERCE AND MANAGE THEIR LIVES ACROSS RAPIDLY CONVERGING MEDIA PLATFORMS SUCH AS WIRELESS, DSL AND BROADBAND

InfoSpace announced revenues soared to $24.6 million due to strong growth in its wireless, merchant and consumer areas with wireless revenues growing more than 100%. This is a 252% increase from revenues of $6.98 million in the comparable quarter of 1999. Pro forma net loss for the quarter was $3.3 million or a loss of ($0.01) per share compared to a pro forma net loss of ($0.02) per share for the same period last year.

This transaction brings together two infrastructure leaders whose services enable their partners to create a unified experience for consumers to conduct commerce, access information, communicate and manage their lives across all platforms and provides the applications and technologies to take merchants through the entire lifecycle of commerce on any device.

"Today marks another historic milestone in the history of the rapid evolution of InfoSpace," said Arun Sarin, CEO, InfoSpace. "InfoSpace turns in another record quarter of rapid growth and announces the merging of two powerful entities to create the premier global company delivering the services that are fundamentally changing how people around the world communicate, access information, conduct commerce and manage their lives across rapidly converging media platforms such as wireless, DSL and broadband."

WIRELESS SERVICES

Wireless continues to be the biggest opportunity and fastest growing area for InfoSpace. Today, there are more than 400 million wireless subscribers worldwide and that number is projected to grow 30-40% each year. Nokia and Ericsson have both projected that there will be one billion cellular phones worldwide by 2003. Jupiter predicts that by the same year, more people will access the Internet on wireless devices than on PCs.

InfoSpace continues to be the platform of choice for more than 20 wireless carriers worldwide. In the United States, InfoSpace has access to 88% of wireless subscribers today through its relationships that include 4 of the top 5 carriers: Verizon, AT&T, SBC and ALLTEL.

Most recently, InfoSpace announced that SBC, the second largest carrier in the U.S. with more than 17 million subscribers, selected its platform for the national roll-out of its mobile Internet services. SBC Wireless' new mobile Internet services will be widely available to customers in the fourth quarter of this year, and will be available across six SBC Wireless brands: Southwestern Bell Wireless, Ameritech Cellular, Pacific Bell Wireless, Nevada Bell Wireless, Cellular One and SNET.

In June, InfoSpace signed and launched ALLTEL Wireless, one of the top 5 carriers in the U.S. with close to 6 million subscribers, providing the solution for ALLTEL's national wireless Internet initiative. Wireless users will receive tightly integrated services such as m-commerce, or wireless shopping, location-based services, personal information manager (PIM) applications such as address book and calendar and communication services such as messaging directly on their cellular phones.

In May, InfoSpace signed and launched VoiceStream Wireless to its more than 2.29 million subscribers. InfoSpace is providing the solution for VoiceStream's wireless Internet services and their 'personal portal' called MyVoiceStream.com. Using InfoSpace's unique wireless Internet platform, the portal is customized to VoiceStream's needs and allows their customers to choose personalized, specific information and be able to conduct commerce all from their wireless phone. The branding of MyVoiceStream.com is controlled completely by VoiceStream.

InfoSpace is also experiencing rapid adoption of its mobile commerce solution. Most recently, InfoSpace announced that AT&T Wireless will be the first to launch its mobile commerce solution enabling subscribers to electronically receive promotions from online and offline merchants on their cellular phones that can be used online or offline at a physical store. AT&T, in conjunction with InfoSpace, is leading the way in the world of mobile commerce by being the first to provide their users with unique and valuable new commerce services such as promotions, while helping facilitate transactions that will result in new commerce revenue streams.

InfoSpace continues to aggressively expand its footprint in Europe, Asia and South America. In May, the Company announced its entry into the Latin American market with access today to all Brazilian carriers representing more than 16 million wireless subscribers. Through an agreement with Telesystem International Wireless (TIW), InfoSpace's platform of integrated wireless Internet services will be exclusively offered to all Brazilian cellular operators and Internet Service Providers enabling them to deliver comprehensive and personalized wireless Internet services to their subscribers on their mobile devices.

To date, InfoSpace has successfully deployed the platform of services for nine carriers including:
     o    Verizon
     o    AT&T
     o    ALLTEL
     o    VoiceStream
     o    AirTouch
     o    GTE
     o    Austrian carrier ONE
     o    Vodafone Australia
     o    QWest (formerly US West)

InfoSpace continues to innovate and develop new products and services as part of its integrated platform. Most recently, InfoSpace announced its plans to launch two new services that will make it easy for subscribers to manage their personal accounts from any device including the ability to consolidate, access and manage e-mail accounts from providers such as Yahoo! Mail, AOL Mail, Microsoft Hotmail and any corporate POP3 e-mail account using one universal ID and password. The new service will not only give mobile device users the freedom to communicate and be productive anytime anywhere with a single click of a button, but will also allow them to access and manage multiple business and personal e-mail accounts in one place at one time.

In addition, InfoSpace announced its plans to launch a new mobile banking service to enable the management of multiple financial accounts from one place on cellular phones and PDA's. From any device, users will have access to a consolidated view of all their personal financial information from multiple institutions - such as bank accounts, bills, credit cards, investments and loans- in one place, using one secure ID and password.

These new services will be integrated into InfoSpace's comprehensive wireless Internet platform that offers tightly integrated suite of services across any device, any platform and any standard. These services include:

     o COMMERCE SERVICES such as making an instant purchase with a single click, the electronic delivery of promotions that can be used online or offline and the ability to search for products using standards-based codes, including bar codes.

     o COMMUNICATION SERVICES such as device-independent e-mail and instant messaging.

     o PRODUCTIVITY APPLICATIONS such as address book, calendar and `to do' lists.

     o    PERSONAL ACCOUNT MANAGEMENT such as e-mail and account aggregation.

     o TRANSACTION SERVICES such as transferring funds from one account to another.

     o    LOCATION-BASED SERVICES such as finding the nearest ATM or restaurant.

     o INFORMATION SERVICES such as business finder, movie listings, directories, stock quotes.

     o REAL-TIME ALERTS such as traffic reports, auction bids and stock alerts.

     o SECURITY SERVICES such as personal authentication for secure transactions.

InfoSpace's platform offers innovative and unique services that are helping to turn every mobile device into a true transaction device. This includes the ability to make instant purchases with a single click from virtually any Web site. This patent-pending server-based technology automatically fills in Web site payment forms, eliminating the need to enter in payment or shipping information, register at sites or enter any site-specific passwords from the device.

InfoSpace also enables mobile users to find and receive promotions on wireless devices from retailers and service-based merchants, such as dry cleaners and restaurants, that can be used online and offline. To take advantage of the promotion, the user can purchase the goods online, through a catalog, go to the retail store or simply utilize the service. Using this technology, promotions are seamlessly matched and automatically credited to the user's credit card statement through secure back-end transaction processing.

InfoSpace also offers a new mobile commerce service that allows wireless shoppers or the traditional store shopper to enter anything that is known about an item- such as model number, part number, barcode, international standard book number (ISBN), product name or even scan in a UPC code - to uniquely and most accurately locate a product, comparison shop and purchase "when they want, where they want and how they want" with a single click via cellular phones, land-line telephones, CE or palm devices, two-way pagers and standard browsers.

InfoSpace has also announced that OmniSky has selected its platform to launch next generation mobile services for PDAs. Palm Pilot users who purchase a wireless modem and service from OmniSky will now have the ability to access a wide range of new services that will change the way they shop, communicate, access information and otherwise manage their lives.

MERCHANT SERVICES

InfoSpace continues to make significant progress in executing its strategy to provide the most integrated and comprehensive merchant platform that is merging the online and offline world of commerce and creating the largest network connecting merchants and consumers.

The local commerce opportunity is huge. According to the Kelsey Group, $3.7 trillion is transacted through the 10 million local merchants in the United States alone. These merchants spend at least $200 billion annually on promotions and Web-related activities.

InfoSpace's merchant network is built through partnerships with all of the regional bell operating companies (RBOCs) that are subsidiaries of Qwest, BellSouth, SBC and Verizon, merchant banks such as American Express and Bank of America and other local media networks such as newspapers, television stations and radio stations.

InfoSpace's national and local merchant network now consists of more than 600,000 local and national merchants, up more than 50% from the 400,000 merchants reported last quarter.

InfoSpace's merchant services enable local merchants to reach consumers wherever they may be whether that shopping on mobile devices, at home on their PC or soon, in front of their television. InfoSpace offers several unique services, such as the delivery of electronic promotions that can be used online or offline in a physical store, making an instant purchase with a single click and the ability to buy multiple products from multiple merchants with a single universal shopping cart.

Using InfoSpace's services, local merchants are able to promote their products and services across InfoSpace's extensive affiliate network of more than 3,100 Web sites including AOL and MSN, and more than 20 wireless carrier partners including Verizon Wireless and AT&T Wireless creating the broadest reach to consumers available today.

CONSUMER SERVICES
Momentum continues to be strong for InfoSpace's consumer services. During the quarter, the Company announced several new and expanded agreements.

InfoSpace announced its first entry into the Chinese market through an agreement with Unicom Media, a division of China Unicom, one of China's largest telecommunications companies, to provide the full platform of infrastructure services that is the solution for their Internet initiatives throughout China.

With the addition of new partners such as Unicom Media, InfoSpace's affiliate network has grown from 3,000 to 3,100 portals and affinity Web sites, including 4 of the top 5 most trafficked sites on the Internet.

In addition, InfoSpace continues to expand key agreements with partners, such as Lycos for their classifieds solution and Disney's GO Network for their commerce services, becoming an increasingly integral part of these portals business.

InfoSpace's extensive affiliate network gives it an unduplicated reach of more than 92% of all Internet users and a duplicated reach of more than 400% on PC's. The duplicated reach number represents that on average, more than 92% of all Internet users visit approximately four sites in the InfoSpace affiliate network.

IN RECENT NEWS:

     o InfoSpace appointed telecom industry veteran Rand Rosenberg as Chief Financial Officer and Senior Vice President of Finance
     o InfoSpace appointed Steve Shivers to Managing Director of Europe, Kumail Tyebjee as Managing Director of Asia and Kent Hellebust to Senior Vice President of North and South America to aggressively lead global expansion
     o    InfoSpace moved headquarters to Bellevue, WA

ABOUT INFOSPACE, INC.
InfoSpace is a leading global Internet information infrastructure services company. InfoSpace provides commerce, information and communication infrastructure services to wireless devices, merchants and Web sites. The Company's affiliates include a network of wireless and other Internet-enabled devices including PCs, cellular phones, pagers, screen telephones, television set-top boxes, online kiosks and personal digital assistants. These include relationships with Verizon Wireless, AT&T, AirTouch, GTE, Intel, Ericsson, Nokia, Mitsui and Acer America. InfoSpace's affiliate network also consists of more 3,100 Web sites that include AOL, Microsoft, Disney's GO Network, NBC's Snap, Lycos, Go2Net Inc., DoubleClick, Dow Jones (The Wall Street Journal Interactive Edition) and ABC LocalNet, among others.

C. ON JULY 26, 2000, NAVEEN JAIN AND RUSSELL HOROWITZ UTILIZED THE FOLLOWING SCRIPT IN CONNECTION WITH THEIR DISCUSSION OF THE MERGER DURING THEIR CONFERENCE CALL WITH ANALYSTS.

NAVEEN JAIN:  Thank you, Arun.

Four years ago we were convinced that wireless would be big opportunity for InfoSpace and we started building services specifically designed for mobile devices. We first launched in 1997 on AT&T's PocketNet analog phone with a CDPD modem.

We built our applications and technologies with the belief that wireless Internet will be a different medium and what people do on these devices will be different then what they typically do on a PC.

The fundamental technologies we built 4 years ago are why we are so successful today in leading the convergence of the Internet and wireless.

And that is also why more than 88% of the wireless carrier market in United States- from Verizon, SBC and AT&T to ALLTEL, VoiceStream and Qwest are using InfoSpace's solution to provide their users the ability to communicate, access information, conduct commerce and otherwise manage their lives from their mobile devices.

The result? Revenues in our wireless area grew more than 100% last quarter and that's just the beginning of the things to come in this space!

So you keep asking me, "What comes next?"

After recently visiting Europe and Asia and talking to our partners in United States, it is becoming crystal clear that the next big thing will be broadband.

As soon as you hear Broadband, I know most of you are thinking interactive television. Well, when WE think of broadband, we are really thinking of ALL broadband devices.

We think that broadband will first be used and deployed in the very near term with DSL / XDSL followed closely by wireless broadband, also known as 3G, and finally broadband cable, or interactive television.

To take advantage of the broadband network opportunity, we need to position ourselves now to enjoy the same kind of opportunity and market share that we are experiencing in the wireless market today.

The biggest opportunity we see is with our telecommunications partners such as Verizon, SBC, Qwest and other providers across Europe and Asia who are asking us for a unified and personalized solution that will work across all of their networks including wireless, broadband DSL and narrowband ISP.

But again, broadband will be a completely different media than wireless and wireline. It will require different applications and technologies. We believe that the killer applications for broadband will be entertainment services such as interactive gaming and real time interactive commerce.

For example, wouldn't it be nice if you turn on your favorite TV show and while watching you see a nice jacket you want to buy and with a single click you can find and purchase that product without ever leaving your chair? InfoSpace will be working with the programmer and MSOs to integrate our commerce capabilities such as UPC code information with their programming so we can allow a single click purchase to create the first interactive real time commerce functionality.

And what if you are at home or work watching Bloomberg TV and now you can have the capabilities to alternate between the Bloomberg stock ticker or personalizes stock ticker and additional news and information about only the stock quotes that matter to you.

This is what will define how interactive TV was meant to be and not how it exists today. So, On the near term, You will see is focused on broadband capabilites with broadband DSL followed closely by wireless broadband also known as 3G. We will soon follow up these efforts with the applications and technologies that will really see the emergence of cable television broadband networks.

I am really excited about the growth opportunity that exists in front of us with the merger of InfoSpace and Go2Net.

InfoSpace's merger with Go2Net will create the industry's first leading infrastructure services company to deliver an end-to-end integrated platform of applications and technologies that works across all platforms including narrowband and broadband PCs, TVs, PDAs, pagers, cellular phones and other Web appliances.

InfoSpace will now be able to upsell an expanded platform of integrated consumer services, and a new set of applications designed for broadband networks, to its telecommunications partners such as Verizon and SBC to enable the delivery of a unified and personalized experience across narrowband, broadband (including DSL) and wireless.

RUSS HOROWITZ: Thanks Naveen and congratulations on another outstanding quarter.

First, let me communicate how excited I am about this merger and how together, we will create the Industry's premier global infrastructure company, which will lead and drive the convergence of the wireless and broadband Internet!

Before I begin, I'd like to take a few minutes to provide a brief background history on Go2Net. Go2Net was founded in 1996 to take advantage of the impending emergence of the Internet and the significant opportunities associated with the coming of a next major global revolution. To capitalize on this opportunity, Go2Net focused on developing the services, applications, and technologies needed to build relationships with the users moving onto the Internet.

Today, not only has Go2Net fulfilled its goals of providing Internet users the services and applications to experience the unique interactive elements of the Web through our multiplayer-games, finance, search and merchant services, we also created significant value for our shareholders and delivered one of the Internet's most dynamic and profitable businesses.

Go2Net and InfoSpace both share the same mission and passion of consistently being ahead of the technology curve in emerging markets. InfoSpace has proven that it is an industry leader by being a major force in driving the adoption of the wireless Internet. To their credit, Naveen and his team had the foresight to recognize this opportunity, and they have consistently executed in creating a global infrastructure wireless Internet leader with significant wireless distribution partnerships.

Go2Net has been focused on creating applications and technologies on both narrowband and broadband devices. We believe that all devices will eventually become broadband enabled and we have aggressively developed applications and services that bring utility and cater to the rich media experience created by this medium. Today, we have effectively become one of the market leaders in broadband through partnerships with Charter, the 4th largest cable company in the US and several other significant broadband access providers.

The opportunity that Naveen, Arun and I recognized and the reason for combining forces is to create a global infrastructure powerhouse delivering a private label, integrated platform of applications and services for narrowband, wireless, and broadband devices. Currently, no company has truly created a seamless experience, (meaning any device, any place, any time) across cell phones, wireless appliances, PCs and TVs. In bringing together Go2Net's assets in narrowband and in broadband PC and TV with InfoSpace's extensive global wireless carrier relationships, we will create a company poised to capitalize on providing the leading integrated platform for infrastructure services.

Today, our strategies are extremely synergistic in the way that we market our services and technologies through distribution partnerships and on a private label basis. We feel our approach to the market is a key competitive differentiator and strategically beneficial in capturing major customers for both companies. We also share the focus in providing applications and technology services to both consumers and merchants. At Go2Net, our search, personal finance, and games properties squarely target consumers. Our small business and payment-processing platform are focused entirely on merchants. Combined, we create the largest end-to-end merchant network with almost 2 MM merchants. Our product and distribution assets are very complementary and not duplicative, giving us a tremendous opportunity to expand the combined company's assets into a comprehensive integrated offering and accelerate our revenue growth opportunities.

In closing, this merger allows us to create the ultimate integrated platform, for all devices, that's uniquely positioned to capitalize on the massive value creation that will come from the continued explosion of the Internet industry and the adoption of wireless and broadband! Thank you!

D.       BROADCAST E-MAIL MESSAGE TO ALL GO2NET EMPLOYEES

Dear Go2Net Team,

Today Go2Net and InfoSpace announced a merger of our two companies. The full press release crossed the wire a few minutes ago, and the link is on the attached email.

Go2Net's executive management team and Board of Directors are very excited about this deal, as it will create a global powerhouse in wireless and broadband. The combined company will assume the InfoSpace name. The deal will not close until the November. There will be a tremendous amount of work and opportunity for employees from both organizations, and we anticipate that we will continue to grow rapidly.

We invite you to two separate meetings on Thursday to learn more about this merger. Thursday will be a big meeting day, but after these two meetings, we have to hit it hard and go back to work on Friday with renewed focus!:

1. There will be a Go2Net company meeting on Thursday, July 27 from 10:00am - noon at the Four Seasons Hotel to discuss this merger in detail and to address your Go2Net-specific questions.
2. There will be a joint Go2Net-Infospace meeting on Thursday, July 27 from 1pm -3pm at Meydenbauer Center in Bellevue. This meeting will focus on the synergies between the two companies and the huge opportunities that lie ahead. Transportation to both of the meetings will be arranged for all Seattle-based employees, and satellite offices will have call in numbers for both events. John Keister and/or Michelle Locke will email you about the details in a separate email later today.

The analyst community is already buzzing over this transaction. At first glance, we've heard it said that "it is a match made in heaven," and "this is a brilliant merger." We are going to work hard to make sure that this positive perception is carried through the next few days and weeks as we speak with dozens and dozens of institutional investors, analysts, and press.

This is clearly a significant step for us and for InfoSpace. This move will blend our visions - creating the first true wireless, narrowband, and broadband infrastructure company. Together, we will be a global leader in providing applications (like search and personal finance) and technologies (like our payment processing platform and games platform) across any device, (including PC, TV, wireless appliances and cell phones) and over any medium (including narrowband, broadband, and wireless).

In advance of the meeting on Thursday, we want to provide answers to the 20 top questions about the merger:

1.       WHY IS THIS A GOOD MOVE FOR GO2NET AND INFOSPACE?

         The combination of Go2Net and InfoSpace will create a formidable company that is a global industry leader. Immediately, the combined company will realize significant benefits including:

     |X| INTERNATIONAL. Strong international presence in more than 11 countries (and growing);

     |X| FIRST MOVER. The creation of the Internet's first integrated, end-to-end, platform- agnostic solution for wireless carriers and broadband providers (DSL, MSOs, etc.), and any other private label prospects;

     |X| DISTRIBUTION / REACH. Top-seven trafficked network with more than 20 million monthly unique visitors (according to Media Metrix);

     |X| WIRELESS LEADER. The recognized market leader in wireless Internet -- having strategic relationships with more than 25 wireless carriers worldwide, including AT&T, GTE, US West, Vodafone/AirTouch, SBC, Bell Atlantic, VoiceStream, Verizon, Panafon, OmniTel and Libertal. This includes more than 80% market share in the US and more than 40% in Europe.

     |X| BROADBAND LEADER. With distribution to Charter and RCN's more than 10 million homes, we are a leading provider of broadband PC and interactive TV services;

     |X| INFRASTRUCTURE LEADER. The combined company will have existing co-brand/private label relationships to provide applications, technologies and services to more than 3,000 companies, representing more than 90% unduplicated reach, including 4 of the top 5 trafficked Internet properties (according to Media Metrix).

     |X| ADDITIONAL REVENUE OPPORTUNITY. Capturing a larger share of the business-to-consumer ecommerce market ($463 billion by 2005), the business-to-business ecommerce market ($2 trillion by 2004), and the Internet advertising market ($54 billion by 2005);

     |X| SYNERGIES. Substantial synergy in supplying our respective applications / technologies / services to each other at no incremental cost. Opportunity to upsell additional services to existing customers/partners;

     |X| RECURRING REVENUE MODEL. Strong recurring revenue streams comprised of licensing, subscriptions and transaction fees;

     |X|  PROFITS. Significant and expanding operating profit margins;

     |X|  STRONG BALANCE SHEET. Cash position of approximately $450 million.

2.       WHY MERGE NOW?

         We believe this is a great time for this merger to happen because: (1) both companies are in the midst of establishing themselves as leaders in the wireless and broadband space, (2) both companies want to have global distribution for both wireless and broadband services. So by combining forces now, we can leverage each other's knowledge, experience, and existing relationships in these areas, rather than duplicate resources and compete. It will mean a bigger company with much greater upside!

3. YOU SAY THIS IS A MERGER BUT SOME PEOPLE ARE CALLING IT AN ACQUISITION. WHICH ONE IS IT?

         It is a merger. We call it a merger for the following reasons: (1) from an accounting perspective, the deal is a pooling of interests, not a purchase, so we are essentially combining our financial statements; (2) Go2Net is contributing equitable revenue to the combined company; (3) Go2Net's executive management will continue in key executive roles when the companies complete the merger later this year; and (4) Go2Net and InfoSpace have a similar number of total employees. Despite all of this, some members of the media and certain individuals will call it an acquisition since GNET shareholders will end up with INSP shares. That is fine. Technically, it is a merger, but we are not going to go on a holy war to explain this to people. The combined company will be named InfoSpace and we should feel at least as strongly about it as we have about Go2Net. Just because the name changes, it does not mean it is not OUR COMPANY. We should take tremendous pride in the position and opportunities of our new company.

4.       WHAT HAPPENS TO MY GO2NET SHARES?

         At the time of closing (approximately in the November timeframe), Go2Net options will be exchanged for InfoSpace (INSP) options. The ratio for this exchange is 1.82. This means that on the closing date (in the November timeframe) you will receive 1.82 shares of INSP for each GNET share. As for options, your GNET options will be converted to INSP options at the closing in November. To calculate the conversion take the number of GNET options on a given grant and multiply by 1.82. Then, take the strike price for that same grant and DIVIDE by 1.82. So, for example, if you have 1,000 GNET options with a strike price of $50, you will now have 1,820 INSP options at a price of $27.47. Additionally, the vesting schedule on your option grant(s) will not change after the merger closes in November. If you have questions on this, please hold them for the meeting on Thursday, when we can go over this in more detail.

5. ARE THERE AND TRADING RESTRICTIONS ON MY GO2NET SHARES AS PART OF THIS ANNOUNCEMENT?

         Go2Net employees on the Restricted Trading List will be blacked out for 24 hours after the public announcement of the deal (in other words, you would be unable to trade until Friday at the market open).

         Go2Net employees who are not on the Restricted Trading List will not have any restrictions (beyond the normal insider regulations) on their ability to trade. In other words, if no one has ever told you or emailed you to inform you that you are on the Restricted Trading List, then you are not on the Restricted Trading List and therefore you are free to trade on Thursday, July 27 at the market open.

         Those employees who have any questions about their status should contact Peter Buck or Ethan Caldwell. In a situation like this, it is always better to ask!

6.       WHEN IS THE CLOSING?

         We believe the deal will close sometime late this year given the need for various shareholder and regulatory approvals. When we have a better idea about when the deal will close and any changes that will occur, we will call another meeting to discuss them.

7.       WILL THERE BE ANY ACCELERATION OF VESTING AS PART OF THIS MERGER?

         No. Go2Net shares will be exchanged for InfoSpace shares, and acceleration is not part of this deal.

8.       WILL THERE BE LAYOFFS AS PART OF THIS MERGER?

         At this time, we do not see the need for layoffs due to the merger. There is very little overlap in what the two companies do. Both companies are growing quickly and rapidly hiring people across their entire organizations. We will need to continue finding great people to execute on our plan, so we will continue to hire aggressively. We need to get bigger, not smaller, as the new company will be extremely ambitious. For a lot of people, their daily job duties will not change much at all.

         Furthermore, we do not have any specific plans to cut or downsize certain departments. Of course, if we do see that there may be some downsizing or re-shuffling in certain areas of the organization, we will let people know and do our best to find fits for people in other parts of the organization. If this is the case, with a company of more than 1,000 employees and even more initiatives and opportunities, there will be plenty of flexibility to move people to different departments. Since we have four months or so to figure this out, we will use our time wisely and let you know if the coming changes will affect what you do on a day-to-day basis. Give us some time on this, because we will likely not be ready to discuss how our various departments will work together for at least 60-90 days. Thanks for your patience!

9.       WHAT DO WE DO BETWEEN NOW AND THE CLOSING OF THE MERGER?

         Between now and the closing, it is business as usual at Go2Net. We will not change the way we operate and go about our daily business until the deal is closed in November. The September quarter is a very, very important quarter for Go2Net. We need to focus on executing this quarter, reaching our departmental goals and revenue goals. And in addition to the departmental goals, we also need to focus on achieving each of our individual goals and having the best quarter in our history. We must continually work to deliver the business results and to drive the individual performances of each our products and services. It is essential that we continue to deliver... no, over-deliver... as we transition from two separate companies to a highly efficient merged and integrated entity.

10. SHOULD I CONTACT MY COUNTERPARTS AT INFOSPACE TO DISCUSS THE MERGER AND SETTING DEPARTMENT GOALS ETC.?

         No. Please speak with your manager before contacting ANYONE at InfoSpace. We should not be calling people at InfoSpace and talking about how the companies will work together. At this point, this will be handled the executives of both companies.

11.      ARE RUSS AND JOHN GOING TO LEAVE?

         No way! Russ will be the President and vice-chairman of the combined company. The plan is for all executive management (including Russ, John, Mike, Rick, EricZ and others) to have key executive management positions in the new combined company. We will give you more details in the coming weeks. There will be 8 board seats, five of which will be designated for InfoSpace. Go2Net will have three seats, including one for Russ, one for Vulcan and one is TBD.

12.      WHAT ABOUT THE REST OF THE ORG CHART?

         The executive management teams from InfoSpace and Go2Net will work together in the coming weeks to determine the specifics behind a new organizational structure - and we'll keep you updated. Our intent is to embrace the spirit of this merger and to work through any near-term ambiguity as quickly as possible. We are going to work to deliver a truly merged company in the end. We aren't going to hold back, we are going to go for it and make 1+1=3 as we combine companies.

         Again, specific roles post-November is not something people should be concerned with at this point. An integration of two large companies like this will take some time, even after the merger is closed. The key is to keep focused on executing our corporate and departmental goals. This is the most important thing you can do for Go2Net and the new company. Roles and org charts will take care of themselves over time.

13.      WHERE WILL THE VARIOUS DEPARTMENTS BE LOCATED? BELLEVUE OR SEATTLE?

         The plan is for the combined company to maintain the Pier, our other existing offices and and InfoSpace's new headquarters in downtown Bellevue. There may be certain employees that are asked (after the closing in November) to work from InfoSpace's offices in downtown Bellevue, and vice versa. We will not have specifics on where people are working for several months.

14. WHY WILL THE COMBINED COMPANY HAVE THE INFOSPACE NAME AND WHAT WILL HAPPEN TO THE GO2NET NAME?

         There are a couple reasons why "InfoSpace" will be the combined company's corporate name. First, the structure of the merger calls for GNET shares to be exchanged for INSP shares. Second, Wall Street appreciates and rewards clarity. So it would not make sense to have all of us be InfoSpace shareholders, but to have Go2Net as the corporate name. Third, the InfoSpace name also has fewer issues with confusion in the marketplace, such as we have experienced with Go and GoTo. So we should all get comfortable with the InfoSpace name and embrace it! While the Go2Net name may go away, it will not be forgotten!

15.      WHAT CHANGES WILL OCCUR AFTER THE CLOSING LATER THIS YEAR?

         What will happen later this year is already a work in progress. Mike Riccio from Go2Net and Rand Rosenberg, InfoSpace's CFO, will lead an integration team that will be developing this plan. As mentioned above, we will work much closer with the InfoSpace employees in Bellevue after the deal is closed. We must embrace the merger and put our energy into building the right ongoing entity. This will mean different things to different people in the organization. Some people will not see any change in what they do every day, some people will work very closely with people in Bellevue, some people will have new people working with them, for them or above them. It is simply too early to tell what will happen. One thing is certain: the combined company will continue to evolve and grow very quickly, so as with Go2Net, you should always be prepared for change.

16.      WILL THE COMBINED COMPANY CONTINUE TO ACQUIRE COMPANIES?

         Absolutely. We plan to continue to grow both organically and by continuing to aggressively pursue strategic investments and acquisitions. With a combined market cap of more than $15 billion, we will be in a strong position to be an aggressive industry consolidator, both domestically and internationally.

17.      WHAT DOES THIS MEAN FOR PAUL ALLEN AND VULCAN?

         As mentioned above, Vulcan will continue on the board of directors of the combined company. In addition, Vulcan will continue to have a very meaningful ownership stake and be a highly strategic partner. Vulcan is excited about having access to InfoSpace's wealth of applications and technologies to include in their broadband initiatives, and plans to be a long-term partner.

18.      WHAT ABOUT THE ANNUAL REVIEW PROCESS WE JUST STARTED?

         We will continue with the review process as planned. If you are granted options during the review, you will be granted GNET options, which will be transferred to INSP options at the closing in the November time frame. In terms of your goals and objectives associated with your review, they should be written as if there is no pending merger - and we will revise/update these goals after the merger is closed.

19.      WILL THE BENEFITS AND VACATION PACKAGE CHANGE AFTER CLOSING?

         The benefits and vacation packages of the two companies are very similar. We will let you know how this will affect the combined company's package before the closing.

20.      IS THIS THE END FOR GO2NET?

ABSOLUTELY NOT! Go2Net is stepping up to the next level and we very much view this as a new beginning. InfoSpace has shown tremendous vision in building its company, becoming a wireless leader before anyone had identified wireless infrastructure as a category! The combined company is a leader TODAY. The combined company will have more resources, a stronger employee base, and tremendous distribution in the narrowband, broadband and wireless areas (both domestically and internationally). We believe the combined company has infinite upside and we are extremely excited about working with InfoSpace to create a global leader. The combined company will continue to grow quickly, acquire and climb the industry ladder. We are committed to being one of the very top companies in the industry!

We're sure you all have many more questions than the ones above. The meeting on Thursday will clarify a lot of the items not covered in this email--and we will have plenty of time for Q&A. Please talk to your manager if you have any pressing questions. But I would urge you not to bombard your manager too much, because the Thursday meeting will clarify a lot of your questions, and no one will have all the answers right away. If you have questions for the company meeting that you want to send in anonymously, please send to Andrea Wood (aw@go2net.com).

This is a very exciting moment in Go2Net's history, and lays the groundwork for substantial future growth, value creation and true industry leadership. All that being said, we do not have the luxury of sitting around talking about the merger for the next two weeks or even two hours! We have tons of work to do this quarter to reach our goals. We cannot lose focus.

FINAL NOTE / REMINDER: This email is confidential and for Go2Net use only. Do not forward to family, friends or anyone outside the company. In terms of contacting outside partners (like advertisers, bdev partners, technology partners etc), we will have a draft email ready for those people in the next 24 hours, so please do not send a blanket email to your contacts. We will have an official email ready for them by Thursday.

We look forward to seeing you at the meetings on Thursday!


-Russ, John, Mike, Rick and Eric

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by InfoSpace and Go2Net. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from InfoSpace or Go2Net.

InfoSpace and its executive officers and directors may be deemed to be participants in the solicitation of proxies from InfoSpace's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in InfoSpace's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 25, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from InfoSpace.

Go2Net and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Go2Net with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Go2Net's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 28, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Go2Net.